

November 24, 2020

<u>Via E-mail</u>

Joseph A. Coco, Esq.
Skadden, Arps, Slate, Meagher & Flom LLP
One Manhattan West
New York, NY 10001

> **Re:** **Apartment Investment & Management Company**
> **Definitive Solicitation Statement on Schedule 14A**
> **Filed October 22, 2020 by Apartment Investment & Management Company**
> **File No. 001-13232**

Dear Mr. Coco:

We have reviewed the above-captioned filing and have the following comment.

DEFC14A Filed October 22, 2020

1. We note disclosure in your definitive revocation solicitation statement that the Company's Secretary "shall" call a special meeting of stockholders if stockholders entitled to cast at least 25% of all the votes entitled to be cast deliver such request in writing. Given the acknowledgment in your Form 8-K filed November 19, 2020 that Land & Buildings has delivered a sufficient number of consents to call a special meeting under the Company's bylaws, please advise us of your intentions for calling the special meeting and of when you expect to notify shareholders. If you do not intend to hold the special meeting prior to the consummation of the planned reverse spin-off, provide us with your analysis as to (i) how such a decision comports with the disclosure from your definitive revocation solicitation statement, and (ii) whether that process would conflict with applicable state law or the Company's charter and bylaws.

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      Please direct any questions to me at (202) 551-7951. You may also contact Tina Chalk, Senior Special Counsel, at (202) 551-3263.

Sincerely,

/s/ Joshua Shainess

Joshua Shainess
Special Counsel
Office of Mergers and Acquisitions